VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2007
File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated May 19, 2008, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report for the quarter ended March 31, 2008 for Assured Guaranty Ltd. (“Assured” or the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in bold face text.  Our responses follow each comment.

Form 10-K for the year ended December 31, 2007

Business Section

Financial Guaranty Portfolio, page 3

1.              In the tables breaking out net par outstanding on pages 3, 5 and 11 please disaggregate the information between traditional financial guaranty insurance and credit derivatives.

Company Response

The Company will provide the corresponding breakdown for relevant periods when it presents this information in future filings, commencing with its Form 10-K filing for the year ended December 31, 2008 [Attached as Appendix A, using information for the years ended December 31, 2007, 2006 and 2005, is the format the Company intends to use].

Critical Accounting Estimates Section

Reserves for Losses and Loss Adjustment Expenses, page 68

2.              Please disclose the weighted average default frequency and severity for all period presented and discuss the reason each has changed historically over the periods presented.

Company Response

The weighted average default frequencies and severities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Average Default Frequency	Average Default Severity
2005	0.78%	19.99%
2006	0.82%	17.96%
2007	0.58%	26.53%

The Company incorporates default frequency and severity by asset class into its portfolio loss reserve models. Average default frequency and severity are based on information published by the rating agencies. The decrease in average default frequency shown in 2007 is reflective of the general increase in the credit quality of the Company’s insured portfolio.  As of December 31, 2007, 41.8% of the Company’s portfolio was rated “AAA” while 34.5% of the Company’s insured portfolio was rated “AAA” as of December 31, 2006.    Rating agencies update default frequency and severity information on a periodic basis, as warranted by changes in observable data.  The increase in average default severity in 2007 is a result of an increase in rating agency severities for structured finance transactions. There were no significant changes in frequency and severity information from 2005 to 2006.

This information will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

3.         During 2007 you added financial guarantees on home equity line of credit of almost $1.8 billion to your closely monitored credit list.  Almost $1.5 billion of these home equity line of credit financial guarantees are internally rated below investment grade.  However, you only recognized case reserves of $2.5 million and portfolio reserves of $17.6 million on your home equity line of credit financial guarantees.  Please address the following:

•                  Disclose the key assumptions and the changes to them that led to your possible range of case loss reserves of $0 to $100 million,

•                  The factors considered in determining that no case reserve was required on your exposure to the $2.1 billion in home equity lines of credit serviced by Countrywide Financial since you do not believe that a loss is probable,

•                  The small case and portfolio reserves of $2.5 million and $17.6 million in light of your disclosures on page 87 that your home equity lines of credit have average subordination of about half of one percent while the cumulative losses on these financial guarantees are 2.9% and the loans more than 60 days delinquent exceed 8%, and

•                  How you factored in home equity line of credit “seasoning” in setting your loss reserves given the higher cumulative losses and delinquencies on lines of credit originated in 2005 and the more recent one originated in 2007.

Company Response

It may be helpful to begin by supplementally providing you with a general statement about the disclosures in our December 31, 2007 Form 10-K concerning the home equity line of credit (“HELOC”) exposures in our insured portfolio. In our financial statements, we have provided the reader with considerable disclosure with respect to our HELOC exposures and we have been communicating to the market our concerns regarding this asset class since mid-2007.  We have done so in part because we believe that the risks associated with this asset class are comparatively greater than for other asset classes in our insured portfolio, and we therefore believe it appropriate to draw the reader’s attention to our exposure in this area.

Before turning to your specific questions, it also may be helpful to supplementally provide some background on certain aspects of the structure of HELOC securitizations as it relates to our insured portfolio. As noted in our 2007 Form 10-K, as of December 31, 2007, we had total HELOC exposure of $2.4 billion, of which $2.1 billion comes from transactions where Countrywide is the seller and servicer.  Two transactions in our Direct Business Segment - CWHEQ 2005-J and CWHEQ 2007-D – accounted for $1.44 billion of that amount. Credit support for these transactions comes primarily from two sources. In the first instance, excess spread is used to build a certain amount of credit enhancement and absorb losses. Currently, excess spread (the difference between the interest collections on the collateral and the interest paid on the insured notes) is running at a rate in the range of 300 to 350 basis points per annum. Additionally, for the transactions serviced by Countrywide, the servicer is required to fund additional draws on the HELOC loans following the occurrence of a Rapid Amortization Event. Among other things, such an event is triggered when claim payments by us exceed a certain threshold. Prior to the occurrence of a Rapid Amortization Event, during the transactions’ revolving period, new draws on the HELOC loans are funded first from principal collections. As such, during the revolving period no additional credit enhancement is created by the additional draws, and the speed at which our exposure amortizes is reduced to the extent of such additional draws, since principal collections are used to fund those draws rather than pay down the insured notes. Subsequent to the occurrence of a Rapid Amortization Event, new draws are funded by Countrywide and all principal collections are used to pay down the insured notes. Any draws funded by Countrywide are subordinate to us in the cash flow waterfall and hence represent additional credit enhancement available to absorb losses before we have to make a claim payment. Additionally, since all principal collections are used to pay down the insured notes, rather than fund additional draws, our exposure begins to amortize more quickly.  A Rapid Amortization Event has occurred for both of these deals in June 2008.

With respect to your specific questions, we have modeled our HELOC exposures under a number of different scenarios, taking into account the multiple variables and structural features that materially affect transaction performance and potential losses to us. The key variables include the speed or rate at which borrowers make payments on their loans, as measured by the Constant Payment Rate (CPR),(1) the default rate, as measured by the Constant Default Rate (CDR),(2) excess spread, and the amount of loans that are already delinquent more than 30 days.  We also take into account the pool factor (the percentage of the original principal balance that remains outstanding), and the timing of the remaining cash flows.  Under many of the scenarios that we consider reasonable and likely, we do not incur an ultimate net loss on the CWHEQ 2005-J and CWHEQ 2007-D transactions. We therefore have concluded that case reserves are not appropriate for those transactions at this time.  Additionally, it should be noted that our contractual rights allow us to retroactively claim that loans included in the insured pool were inappropriately

(1) The CPR is the annualized rate at which the portfolio amortizes, so that a 15% CPR implies that 15% of the collateral will be retired over a one-year period.

(2) The CDR is the annualized default rate, so that a 2.5% CDR implies that 2.5% of the collateral will default each year.

included in the pool by the seller, and to put these loans back to the seller such that we would not be responsible for losses related to these loans. Such actions would benefit us by reducing potential losses. However, our scenarios do not include a provision for these potential put-backs.

The range of the key assumptions used in our $0-$100 million dollar after-tax range of case loss reserves on the two Countrywide transactions is presented in the following table:

Key Variables	Range
Constant payment rate	10 – 15%
Constant default rate	1.2 – 5.0%
Draw rate	3 – 5%
Excess spread	300 – 350 bps per annum
Roll rates
30-90 days past due	75% ultimate default rate
90+ days past due	100% ultimate default rate
In bankruptcy	100% ultimate default rate
In foreclosure	100% ultimate default rate

The Company will provide this enhanced background information on the HELOC loans and the range of the assumptions supporting our loss reserve range for these loans commencing with its Form 10-Q filing for the quarter ending June 30, 2008.

We have separately established HELOC case reserves, primarily for certain of our reinsurance exposures. Such case reserves were $11.6 million as of March 31, 2008.  Our reinsurance HELOC exposure is spread across a number of transactions, with no single transaction representing a significant exposure. At year-end 2007, our reinsurance HELOC exposure totaled $740 million and was spread across 72 transactions, with the largest exposure to any one transaction being only $75 million.  We do not believe, based on our assessment of the risks associated with these transactions, that additional disclosure is warranted for these reserves at this time.

4.              You disclose that significant deterioration in the performance of the Subprime real estate mortgage-backed securitizations may necessitate a change in your assumptions or may result in losses incurred.  You further disclosed that either circumstance could result in increases to your case reserves and that such increases could be material to your statement of operations and comprehensive income.  Based on the significance of your Subprime exposure please revise your disclosure to:

•                  Discuss how management has adjusted each of the key assumptions used in calculating the loss reserve as of December 31, 2007.  This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions, and

•                  Include quantified and narrative disclosures of the impact that reasonably likely changes in one or more of the variables (i.e. level and timing of loan defaults and/or other assumptions used) would have on reported results, financial position and liquidity.

Company Response

We have included commentary on our Subprime RMBS exposure in our disclosures primarily because this asset class has received a significant amount of coverage in the popular and financial press, and in the analyst and investor communities. In our disclosures, we have included information regarding the risk ratings of and the level of credit enhancement supporting our Subprime RMBS exposures. We have not had to change our modeling assumptions for this asset class. However, we have reflected in our models higher projected losses on the underlying collateral pools as performance metrics for these transactions have deteriorated. Based on the levels of credit enhancement supporting our exposures, we are not projecting any losses. We have downgraded our internal risk ratings on some transactions based on our modeling results, and those ratings downgrades are reflected in the ratings distributions on page 86.

We currently disclose subordination levels (i.e. the principal protection on these deals) (see page 87 of our December 31, 2007 Form 10-K and page 54 of our March 31, 2008 Form 10-Q) for our Subprime RMBS exposure.  Given the significant subordination position in our Subprime RMBS exposure, we believe this is the most meaningful quantitative measure to the readers of our financial statements at this time. These subordination levels reflect the most current transaction performance. Should we experience a significant deterioration in our subordination positions in the future, we would expand our disclosures to provide the readers of our financial statements with our key assumptions for evaluating the potential case reserves for our Subprime RMBS exposure.

Valuation of Derivative Financial Instruments

5.              You disclosed that for the year ended 2007, approximately 45% of your unrealized loss on derivative financial instruments is due to a decline in the market value of high yield and investment grade corporate collateralized loan obligation transactions, with the balance generated by lower market values principally in the residential and commercial mortgage-backed securities markets.  Please revise your disclosures surrounding the valuation of your high yield and investment grade collateralized loan obligations to include:

•                  The unrealized gain or loss on your outstanding high yield and investment grade corporate collateralized loan obligations by asset type, par amount, vintage and credit rating as of December 31, 2007,

•                  The amount of subordination in the high yield and investment grade corporate collateralized loan obligations that you guaranteed at December 31, 2007 and the original amount of the subordination when you entered into these collateralized loan obligation financial guarantees, and

•                  Your exposure to loss due to industry concentrations or industry specific factors.

Company Response

The table below presents additional disclosures as of December 31, 2007 surrounding the valuation of our high yield and investment grade collateralized loan obligations to include by asset type the unrealized gain or loss for the year, par amount outstanding, credit rating and the current and original subordination levels for these obligations.

Asset Type	Original Subordination	Current Subordination	Par Outstanding (in billions)	Weighted Average Credit Rating	Year-to-date Unrealized Loss (in millions)
High yield corporates	34.5%	33.1%	$20.4	AAA	$(199.2)
Trust preferred	45.1%	44.5%	6.6	AAA	(43.5)
Market value CDOs of corporates	39.9%	36.3%	3.7	AAA	(38.5)
Investment grade corporates	23.2%	23.6%	3.4	AAA	(13.6)
Commercial real estate	33.0%	33.7%	0.4	AAA	(5.8)
CDO of CDOs (corporate)	43.5%	43.9%	0.7	AAA	(3.9)
Total	36.1%	34.9%	$35.2	AAA	$(304.5)

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

6.                                      You disclosed that over 50% of your unrealized loss on derivative financial instruments in 2007 is due to a decline in the market value of residential and commercial mortgage-backed securities that you guaranteed.  Please revise your disclosure surrounding the valuation of your residential and commercial mortgage-backed securities to include:

•                  The unrealized gain or loss on your outstanding residential mortgage-backed securities that you guaranteed by asset type, par amount, vintage and credit rating as of December 31, 2007,

•                  The unrealized gain or loss your outstanding commercial mortgage-backed securities that you guaranteed by asset type, par amount, vintage and credit rating as of December 31, 2007, and

•                  The amount of subordination on the commercial mortgage-backed securities that you guaranteed at December 31, 2007 and the original amount of the subordination when you entered into these financial guarantees.

Company Response

The tables below present additional disclosures as of December 31, 2007 surrounding the valuation of our residential mortgage-backed securities to include by vintage and asset type the unrealized gain or loss for the year, par amount outstanding and credit rating for these obligations.

Vintage	Original Subordination	Current Subordination	Par Outstanding (in billions)	Weighted Average Credit Rating	Year-to-date Unrealized Loss (in millions)
2004 and prior	22.5%	53.4%	$0.8	A+	$(10.6)
2005	24.5%	44.4%	5.3	AAA	(90.2)
2006	16.9%	23.8%	3.9	AAA	(126.5)
2007	13.2%	14.2%	6.8	AAA	(17.2)
Total	17.2%	25.7%	$16.8	AAA	$(244.5)

Asset Type	Original Subordination	Current Subordination	Par Outstanding (in billions)	Weighted Average Credit Rating	Year-to-date Unrealized Loss (in millions)
Alt-A Loans - RMBS	14.9%	16.5%	$4.1	AAA	$(11.1)
Prime First Lien RMBS	10.2%	11.8%	6.7	AAA	(12.2)
Subprime RMBS	26.9%	48.3%	5.9	AAA	(221.2)
Total	17.2%	25.7%	$16.8	AAA	$(244.5)

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

The table below presents additional disclosures as of December 31, 2007 surrounding the valuation of our commercial mortgage-backed securities to include by vintage the unrealized gain or loss for the year, par amount outstanding, credit rating and the current and original subordination levels for these obligations.

Vintage	Original Subordination	Current Subordination	Par Outstanding (in billions)	Weighted Average Credit Rating	Year-to-date Unrealized Loss (in millions)
2004 and prior	82.0%	104.5%	$641.7	AAA	$(17.1)
2004	20.1%	20.7%	223.8	AAA	(4.5)
2005	26.7%	27.1%	4,087.0	AAA	(48.1)
2006	30.2%	30.5%	1,417.6	AAA	(15.9)
2007	35.8%	35.8%	225.6	AAA	—
Total	26.2%	27.4%	$6,595.6	AAA	$(85.6)

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Section

Liquidity and Capital Resources

Investment Portfolio, page 112

7.              Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in or asset positions with a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Company Response

As of December 31, 2007, $601.9 million of the Company’s $2,587.0 million of fixed maturity securities were guaranteed by third parties.  The following table presents the credit rating of these $601.9 million of securities without the third-party guaranty:

Rating	Amount
AAA	$—
AA	290.9
A	259.2
BBB	23.4
Not Available	28.3
Total	$601.9

The table on page 114 of the Company’s 2007 Form 10-K represents the ratings distribution of the Company’s investment portfolio with the third-party guaranty.

As of December 31, 2007, the distribution by third-party guarantor of the $601.9 million is presented in the following table:

Gurantor	Amount
AMBAC	$126.5
MBIA	190.0
FGIC	170.1
FSA	114.7
RADIAN	0.7
Total	$601.9

As of December 31, 2007 and to date, the Company has had no investments in or asset positions with any of these guarantors.

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

Market Risk, page 114

8.              You disclose, as an example, you would have to make mark-to-market payments of $50 million if a credit derivative is terminated due to a downgrade of your credit rating to an A credit rating in certain derivative transactions.  Please disclose any other material amounts of mark-to-market payments that you would be required to make to counterparties for any downgrades below an A rating.

Company Response

We disclosed that if the financial strength rating of our insurance subsidiary, Assured Guaranty Corp. (“AGC”) was downgraded to ‘A’, AGC would have been required to make mark-to-market payments of approximately $70 million at December 31, 2007.  Further, if AGC’s rating was downgraded to levels between ‘BBB+’ and ‘BB+’ it would have been required to make additional mark-to-market payments of approximately $109 million at December 31, 2007.

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

Financial Statements

Note 12 - Income Taxes, page 150

9.              You recognized a deferred tax asset of $166.3 million on your credit default swaps in 2007.  You did not record or disclose why you believe that no valuation allowance is necessary on the deferred tax assets.  Please disclose with MD&A the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the $166.3 million in deferred tax assets will be realized.  Please refer to paragraphs 20-25 of SFAS 109 for guidance.

Company Response

It is management’s belief, based on our analysis performed in accordance with paragraphs 20-25 of SFAS 109, that the deferred tax asset of $166.3 million on credit default swaps as of December 31, 2007 is more likely than not to be realized. This deferred tax asset is driven by unrealized mark to market losses on credit default swaps, which are not includable in taxable income.

The Company treats credit default swaps as insurance contracts for tax purposes and as such a taxable loss does not occur until the Company expects to make a loss payment to the buyer of credit protection, based upon the occurrence of one or more specified credit events with respect to the contractually referenced obligation or entity.   The Company holds its credit default swaps to maturity, at which time any unrealized mark to market loss would revert to zero absent any credit related losses.  As of December 31, 2007, the Company did not anticipate any credit related losses on its credit default swaps and, therefore, no resultant tax deductions.

To the extent the Company makes loss payments in the future and recognizes a tax deduction it is more likely than not that the losses will be treated as part of ordinary income.  The Company projects future ordinary income related to the amortization of unearned premium reserve, collection of future installment premiums on contracts already written and income from the investment portfolio to generate sufficient taxable income to realize any resultant deferred tax asset attributable to credit losses.  Therefore, the Company believes that no valuation allowance is necessary at December 31, 2007 in connection with this deferred tax asset and that no additional disclosure is necessary.

Note 13 - Commitment and Contingencies, page 159

10.       Please disclose the financial, regulatory and rating agency criteria that you are required to maintain under your reinsurance agreements.  If it is reasonably likely that you will not be able to maintain these criteria, disclose in MD&A of the effects on financial position, operations and liquidity may be required under Financial Reporting Codification Section 501.02.

Company Response

The Company will provide the following additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

“The financial, regulatory and rating agency criteria that the Company is required to maintain under its assumed reinsurance agreements vary by treaty.  Generally, however, events that give the ceding company a right to terminate the agreement, absent cure by the Company, include:

•                  insolvency of the Company’s subsidiary, which is party to the reinsurance agreements;

•                  downgrade of the Company’s subsidiary, which is party to the reinsurance agreements, a full letter rating category by a nationally recognized statistical rating agency;

•                  failure to maintain statutory solvency margins; or

•                  drop in surplus of 25% or more during a one year period.

The Company does not believe it is reasonably likely at this time that it will not be able maintain these criteria.”

Note 18 – Long-Term Debt – Committed Capital Securities

11.       In addressing the Item 303(a)(4) of Regulation S-K off-balance sheet arrangements disclosure requirements, please disclose the following, to the extent they are applicable and material, for the custodial trusts:

•                  Amount, category and rating of assets the trusts hold;

•                  Any material write-downs of downgrades of assets the trusts hold;

•                  Types of variable interests you hold in the trusts;

•                  Your obligations under the agreements including any triggers causing you to fund the trusts;

•                  The formula for calculating put option premiums.

Company Response

The custodial trusts referred to in Note 18 were funded by third party investors who receive a return on the trusts invested assets as well as the put option premiums that the Company pays as consideration for its ability to put $200 million of AGC perpetual preferred stock to the trusts at the Company’s discretion.  The Company holds no variable interests in the trusts and has no obligation to fund the trusts.  The put option premiums are calculated based on the spread difference between the yield on trust assets and the put option premium; such spread for 2007 was approximately 125 basis points.

The Company believes that, based on the foregoing, no additional disclosures are warranted in its Form 10-K related to this item.

Note 23 – Business Segments, page 178

12.       Please tell us your operating segments as defined by SFAS 131.  If your public finance, structured finance and credit default swap derivative products are operating segments, please tell us the reasons for aggregating them within the Financial Guarantee Direct and Financial Guarantee Reinsurance segments.  Please discuss how you determined that the economic characteristics and the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar for these three product lines.

Company Response

The Company’s four operating segments as defined in SFAS 131 are: (1) financial guaranty direct, (2) financial guaranty reinsurance, (3) mortgage guaranty and (4) other.

The Company separates its operations into the four segments in accordance with paragraph 10 of SFAS 131. These operating segments are determined in a manner consistent with the way the Company organizes for purposes of making operating decisions and assessing performance. Each of these segments “engages in business activities from which it may earn revenues and incur expenses.” These segments are managed separately since each business requires different marketing strategies and underwriting skills sets. In addition, the Company’s chief operating decision maker reviews and evaluates operating results for each segment to “make decisions about resources to be allocated to the segment and assess its performance” based on the “discrete financial information,” which includes underwriting gains and losses as the primary measure of each segment’s financial performance.  The chief operating decision makers package for the year ended December 31, 2007 includes operating results for only these four segments.

The Company’s public finance and structured finance departments represent discrete lines of business within the direct and reinsurance segments. The Company views credit default swaps as an extension of our insurance product and not as a separate product line or service.   With respect to public finance and structured finance, the Company does prepare new business production, revenue and par in-force information for the lines of business, but the Company does not further disaggregate its operating results by these lines of business. Furthermore, the chief operating decision makers do not evaluate performance and make decisions based on line of business. As such, we do not consider public finance and structured finance to be separate segments. However, the Company discloses the revenues generated from these product types in accordance with paragraph 37 of SFAS 131. With respect to credit default swaps, financial information relating to credit default swaps is embedded within our direct and reinsurance segments for purposes of evaluation and decision-making by our chief operating decision maker. Because we view credit default swaps as an extension of our insurance business we do not prepare separate discrete financial information related to them.

Form 10-Q for the period ended March 31, 2008

Notes to Consolidated Financial Statements

Note 13- Fair Value of Financial Instruments

13.       You disclose that you use a combination of observable market data and valuation models to determine the fair value of your $78.1 billion of credit derivatives.  Please explain how the models calculate fair value and provide a more robust disclosure of the various inputs and assumptions used in the respective models.  Please also include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions (i.e. expected term, recovery rates, performance of underlying assets, current pricing, etc.) used would have on the financial statements at December 31, 2007.

Company Response

We believe the impact of reasonably possible changes to key assumptions in our CDS fair value model is captured in our sensitivity analysis in Note 4 of our March 31, 2008 Form 10-Q.  We will, however, add the following clarifying language to our disclosure to make this concept clearer to the reader of our financial statements.

“The Company determines fair value of its CDS contracts primarily through modeling that uses various inputs such as credit spreads, based on observable market indices and on recent pricing for similar contracts, and expected contractual life to derive an estimate of the value of our contracts in our principal market. Credit spreads capture the impact of recovery rates and performance of underlying assets, among other factors, on CDS contracts.  The Company’s pricing model takes into account not only how credit spreads on risks that it assumes affects pricing, but how the Company’s own credit spread affects the pricing of its deals.  These factors are included in the sensitivities disclosed in Note 4.”

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2008.

14.       Please include a discussion in your disclosure of the strengths and weaknesses of your CDS modeling techniques.

Company Response

Certainly, as a modeled, or Level 3, measure under FAS 157, our CDS fair value calculation is not by definition as reliable as a Level 1 measure.  However, due to the nature of the financial guaranty industry, since we do not exit our contracts, there is not an active exit market as defined by FAS 157, therefore we use a hypothetical exit market and consider actual transactions that we close during each reporting period in estimating fair value.

The strength of our CDS modeling techniques is that we base our inputs on standard market indices that are validated by these actual transactions that have closed during each reporting period.  This provides a consistent, independent approach to deriving the fair value of our CDS contracts that we believe best reflects the manner in which a participant in our hypothetical market would value our contracts.  We believe that based on the disclosure requirements of FAS 157, no further disclosure is warranted at the current time by us on this matter.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (441) 278-6633, or me, at (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

/s/ Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Gus Rodriguez, Staff Accountant, Division of Corporate Finance Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

APPENDIX A

Assured Guaranty Ltd.

Net Par Outstanding by Product Line

($ in Billions)

	FG Execution			CDS Execution			Total
	As of December 31,			As of December 31,			As of December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005
U.S. Public Finance
Direct	$6.9	$2.9	$1.2	$0.6	$0.6	$1.8	$7.5	$3.5	$3.0
Reinsurance	73.9	48.8	47.7	0.6	—	—	74.4	48.8	47.7
Total :	$80.8	$51.7	$49.0	$1.1	$0.6	$1.8	$81.9	$52.3	$50.7

U.S. Structured Finance
Direct	17.2	9.0	7.4	47.7	35.5	21.5	65.0	44.5	28.9
Reinsurance	8.8	7.1	9.7	0.1	—	—	8.9	7.1	9.7
Total :	$26.0	$16.1	$17.1	$47.8	$35.5	$21.5	$73.8	$51.6	$38.6

International
Direct	8.9	7.2	2.2	21.6	12.7	4.2	30.6	19.9	6.4
Reinsurance	14.0	8.5	6.7	0.0	—	—	14.0	8.5	6.7
	$22.9	$15.7	$8.9	$21.6	$12.7	$4.2	$44.5	$28.4	$13.1

Grand Total :	$129.7	$83.5	$74.9	$70.6	$48.8	$27.5	$200.3	$132.3	$102.5

APPENDIX A

Assured Guaranty Ltd.

US Structured Finance Gross Par Written by Asset Type

	FG Execution			CDS Execution			Total
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Pooled Corporate Obligations	13.0%	31.5%	12.6%	61.1%	54.5%	85.3%	40.9%	49.2%	53.9%
Prime Mortgage-backed and Home Equity	23.4%	25.0%	52.9%	24.4%	0.0%	3.0%	24.0%	5.7%	24.5%
Consumer Receivables	29.7%	24.7%	7.0%	2.4%	0.3%	0.0%	13.9%	5.9%	3.0%
Commercial Receivables	12.5%	6.1%	8.7%	2.6%	0.9%	1.4%	6.8%	2.1%	4.5%
Sub-Prime Mortgage-backed and Home Equity	4.5%	0.4%	11.7%	5.0%	21.2%	1.0%	4.8%	16.4%	5.6%
Commercial Mortgage-backed Securities	3.5%	3.2%	0.0%	4.5%	17.3%	6.7%	4.1%	14.1%	3.8%
Structured Credit	7.0%	0.3%	4.0%	0.0%	5.4%	0.0%	2.9%	4.2%	1.7%
Insurance Securitization	5.3%	7.5%	0.0%	0.0%	0.5%	0.0%	2.2%	2.1%	0.0%
Other Structured Finance	1.2%	1.3%	3.2%	0.0%	0.0%	2.7%	0.4%	0.3%	3.0%
Total :	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Assured Guaranty Ltd.

US Structured Finance Net Par Outstanding by Asset Type

	FG Execution			CDS Execution			Total
	As of December 31,			As of December 31,			As of December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Pooled Corporate Obligations	21.5%	26.1%	21.5%	59.1%	60.3%	72.1%	45.8%	49.6%	49.7%
Prime Mortgage-backed and Home Equity	24.2%	26.5%	25.6%	10.3%	1.7%	5.1%	15.2%	9.4%	14.1%
Sub-Prime Mortgage-backed and Home Equity	4.5%	8.5%	21.6%	12.2%	14.2%	2.5%	9.5%	12.4%	10.9%
Consumer Receivables	22.6%	14.6%	9.9%	1.5%	0.9%	3.4%	8.9%	5.2%	6.3%
Commercial Mortgage-backed Securities	2.3%	1.0%	0.4%	11.3%	14.9%	10.6%	8.1%	10.5%	6.1%
Commercial Receivables	14.0%	12.6%	10.3%	3.3%	1.2%	1.2%	7.1%	4.7%	5.2%
Structured Credit	4.7%	2.6%	5.2%	0.7%	3.2%	1.1%	2.1%	3.0%	2.9%
Insurance Securitization	4.0%	3.4%	0.0%	0.2%	0.7%	0.0%	1.6%	1.5%	0.0%
Other Structured Finance	2.1%	4.8%	5.4%	1.3%	3.0%	4.2%	1.7%	3.7%	4.8%
Total :	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

APPENDIX A

Assured Guaranty Ltd.

US Public Finance Gross Par Written by Asset Type

	FG Execution			CDS Execution			Total
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

General Obligation	23.9%	28.3%	26.0%	100.0%	0.0%	0.0%	25.1%	28.3%	26.0%
Tax Backed	23.3%	28.3%	32.2%	0.0%	0.0%	0.0%	22.9%	28.3%	32.2%
Healthcare	13.3%	20.1%	3.0%	0.0%	0.0%	0.0%	13.1%	20.1%	3.0%
Transportation	10.6%	5.3%	17.2%	0.0%	0.0%	0.0%	10.4%	5.3%	17.2%
Municipal Utility	9.0%	10.9%	9.9%	0.0%	0.0%	0.0%	8.9%	10.9%	9.9%
Higher Education	7.4%	3.0%	5.3%	0.0%	0.0%	0.0%	7.3%	3.0%	5.3%
Housing	3.1%	0.4%	1.4%	0.0%	0.0%	0.0%	3.1%	0.4%	1.4%
Investor Owned Utilities (IOUs)	2.3%	3.2%	3.6%	0.0%	0.0%	0.0%	2.2%	3.2%	3.6%
Other Public Finance	7.2%	0.4%	1.3%	0.0%	0.0%	0.0%	7.0%	0.5%	1.4%
Total :	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	100.0%	100.0%	100.0%

Assured Guaranty Ltd.

US Public Finance Net Par Outstanding by Asset Type

	FG Execution			CDS Execution			Total
	As of December 31,			As of December 31,			As of December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

General Obligation	23.9%	23.6%	23.2%	88.1%	72.0%	33.4%	24.8%	24.2%	23.6%
Tax Backed	21.9%	22.6%	21.3%	6.2%	17.7%	13.8%	21.7%	22.6%	21.0%
Municipal Utility	14.4%	18.7%	20.2%	2.3%	4.1%	26.4%	14.2%	18.5%	20.4%
Healthcare	12.8%	12.7%	11.5%	0.0%	0.0%	20.7%	12.7%	12.6%	11.8%
Transportation	12.4%	12.2%	13.0%	0.0%	0.0%	1.1%	12.2%	12.0%	12.6%
Higher Education	4.5%	2.5%	2.4%	0.0%	0.0%	1.0%	4.5%	2.5%	2.3%
Investor Owned Utilities (IOUs)	2.8%	3.0%	2.8%	3.4%	6.1%	3.5%	2.8%	3.0%	2.8%
Housing	2.5%	2.1%	2.3%	0.0%	0.0%	0.0%	2.5%	2.1%	2.3%
Other Public Finance	4.7%	2.6%	3.2%	0.0%	0.0%	0.0%	4.6%	2.5%	3.2%
Total :	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

APPENDIX A

Assured Guaranty Ltd.

International Gross Par Written by Asset Type

	FG Execution			CDS Execution			Total
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Pooled Corporate Obligations	4.0%	8.3%	7.3%	51.4%	24.2%	32.1%	31.0%	16.6%	17.8%
Infrastructure & Pooled Infrastructure	20.5%	19.9%	28.3%	18.4%	47.1%	6.9%	19.3%	34.1%	19.2%
Regulated Utilities	40.1%	33.3%	0.0%	1.6%	3.1%	0.0%	18.2%	17.5%	0.0%
Mortgage-backed and Home Equity	0.3%	17.3%	1.6%	27.7%	17.6%	58.8%	15.9%	17.5%	25.8%
Commercial Receivables	11.5%	4.7%	9.6%	0.0%	0.0%	0.0%	5.0%	2.2%	5.5%
Public Finance	9.9%	5.3%	11.9%	0.0%	0.0%	0.0%	4.3%	2.6%	6.9%
Consumer Receivables	4.6%	0.0%	0.0%	0.0%	0.0%	0.0%	2.0%	0.0%	0.0%
Commercial Mortgage-backed Securities	4.2%	0.2%	0.0%	0.0%	8.0%	0.0%	1.8%	4.2%	0.0%
Future Flow	2.3%	3.7%	13.6%	0.8%	0.0%	0.0%	1.5%	1.8%	7.9%
Structured Credit	1.5%	0.0%	30.8%	0.0%	0.0%	2.2%	0.6%	0.0%	18.7%
Insurance Securitization	0.0%	6.6%	0.0%	0.0%	0.0%	0.0%	0.0%	3.2%	0.0%
Other International Structured Finance	1.1%	0.8%	-3.1%	0.0%	0.0%	0.0%	0.4%	0.3%	-1.8%
Total :	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Assured Guaranty Ltd.

International Net Par Outstanding by Asset Type

	FG Execution			CDS Execution			Total
	As of December 31,			As of December 31,			As of December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Infrastructure & Pooled Infrastructure	22.5%	21.2%	35.5%	29.6%	38.9%	6.9%	26.0%	29.1%	26.4%
Pooled Corporate Obligations	6.4%	9.2%	11.3%	32.3%	16.8%	26.3%	19.0%	12.6%	16.1%
Regulated Utilities	34.4%	28.8%	0.0%	2.1%	2.0%	0.0%	18.7%	16.8%	0.0%
Mortgage-backed and Home Equity	5.7%	10.4%	3.8%	27.9%	26.4%	42.8%	16.5%	17.6%	16.3%
Public Finance	8.7%	7.3%	15.8%	0.0%	0.4%	1.1%	4.5%	4.2%	11.1%
Commercial Receivables	8.4%	6.9%	10.3%	0.0%	0.0%	0.0%	4.3%	3.8%	7.0%
Commercial Mortgage-backed Securities	1.8%	0.3%	0.8%	3.8%	8.2%	0.9%	2.8%	3.8%	0.9%
Future Flow	4.1%	5.4%	8.2%	0.8%	1.2%	4.8%	2.5%	3.6%	7.1%
Insurance Securitization	3.6%	5.6%	0.0%	0.2%	0.3%	0.0%	1.9%	3.3%	0.0%
Structured Credit	2.6%	3.8%	12.5%	0.0%	0.0%	1.0%	1.3%	2.1%	8.8%
Consumer Receivables	1.6%	0.1%	0.3%	0.0%	0.7%	2.8%	0.8%	0.4%	1.1%
Other International Structured Finance	0.4%	1.0%	1.4%	3.2%	5.0%	13.4%	1.7%	2.7%	5.2%
Total :	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%